UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Explanatory Note

“Substitution of 2 alternate candidates for the Fiscal Council”

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Candidates nominated by the controlling shareholder for the Boards of Directors and Fiscal Council

Rio de Janeiro, April 02, 2019—Petróleo Brasileiro SA—Petrobras, under the terms of the OFÍCIO-CIRCULAR/CVM/SEP/Nº 03/2019, announces the names of the candidates indicated by the controlling shareholder, represented by the Federal Government, to Board of Directors and Fiscal Council whose elections will take place at the Annual General Meeting of April 25, 2019, in replacement of those disclosed to the market on March 25, 2019:

Candidate	Position to Apply
Eduardo Bacellar Leal Ferreira	President of the Board of Directors
Roberto da Cunha Castello Branco	Member of the Board of Directors
João Cox	Member of the Board of Directors
Nivio Ziviani	Member of the Board of Directors
Alexandre Vidigal de Oliveira	Member of the Board of Directors
Marisete Fátima Dadald Pereira	Member of the Fiscal Council (holder)
Agnes Maria de Aragão da Costa	Member of the Fiscal Council (alternate)
Eduardo César Pasa	Member of the Fiscal Council (holder)
Jairez Eloi de Sousa Paulista	Member of the Fiscal Council (alternate)
José Franco Medeiros de Morais	Member of the Fiscal Council (holder)
Gildenora Batista Dantas Milhomem	Member of the Fiscal Council (alternate)

Find below the curriculum vitae of the candidates:

BOARD OF DIRECTORS

Eduardo Bacellar Leal Ferreira—Mr. Eduardo Bacellar Leal Ferreira is a Fleet Admiral and was a Commander of the Brazilian Navy until January 2019, having therefore reached the top of his career. In addition to the Naval School, Leal Ferreira received higher-level training at the Brazilian Naval War School and the Naval War Academy of Chile. He also was an instructor at the Annapolis Naval Academy, USA. Before being a Commander of the Navy of Brazil, he held several important positions, being a Commander-in-Chief of the Fleet and a Commander of the Superior School of War. Non-independent Director according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945/2016, the Rules of Procedure of the Corporate Governance Program for State-Owned Companies granted by B3 and the Listing Rules of Corporate Governance Level 2.

Roberto da Cunha Castello Branco—Mr. Roberto Castello Branco is our CEO. He holds a degree in Economics, with a doctorate from the Getulio Vargas Foundation (FGV EPGE) and a postdoctoral degree from the University of Chicago. He participated in executive training programs at the Sloan School of Management (MIT) and the International Institute for Management Development (IMD). He is an Affiliate Professor at EPGE (FGV), also acting as a Director of the Center for Studies on Growth and Economic Development in that institution. He was an Executive Officer at Vale S.A., Central Bank of Brazil, Banco Boavista, Banco Boavista Investimentos and Banco InterAtlântico. He was a member of the Petrobras Board of Directors between May 2015 and April 2016, GRU Airport and Invepar, as well as a member of ABRASCA’s Board of Directors, Director of the American Chamber of Commerce (RJ) and a member of IBEF’s Board of Directors and Board of Trustees of FGV. He was Chairman of the Brazilian Institute of Investor Relations, Executive President of IBMEC and Vice President of the Brazil-Canada Chamber of Commerce. Non-independent Director according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945/2016, the Rules of Procedure of the Corporate Governance Program for State-Owned Companies granted by B3 and the Listing Rules Level 2 of Corporate Governance.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

João Cox—Mr. João Cox is an economist with specialization in petrochemical economics from the University of Oxford, UK. He has a solid career as an executive, having been Chairman of Telemig Celular and Chairman of Claro, among other prominent positions. Cox has extensive experience as a member of the Board of Directors of several companies, such as Tim Brasil, where he is the Chairman of the Board, Tim Participações, Embraer, Linx and Braskem. Independent Director according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945/2016, the Rules of Procedure of the Corporate Governance Program for State-Owned Companies granted by B3 and the Listing Rules Level 2 of Corporate Governance.

Nivio Ziviani—Mr. Nivio Ziviani is a Mechanical Engineer from the Federal University of Minas Gerais (1971), has a Master degree in Computer Science from the Pontifical Catholic University of Rio de Janeiro (1976) and a Ph.D. in Computer Science from the University of Waterloo, Canada (1982). He is a specialist in information technology, being an outstanding academic and entrepreneur. Professor Emeritus of the Computer Science Department of the Federal University of Minas Gerais since 2005 and member of the Brazilian Academy of Sciences since 2007, Nivio Ziviani has received, throughout his career, several awards and honors, among them the National Order of Scientific Merit, in Commander (2007) and Grand Cross (2018) classes. Professor Nivio Ziviani is the author of the book “Projeto de Algoritmos” and co-author of over 180 scientific articles in the areas of algorithms, information retrieval, artificial intelligence and related areas. As an entrepreneur, he founded several companies from the knowledge generated within the University, such as Kunumi (2016), Neemu (2010), Akwan (2000) and Miner (1998). Independent Board Member according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945 / 2016, the Rules of Procedure of the Highlight Program on State Governance of B3 and the Listing Rules of Level 2 of Corporate Governance.

Alexandre Vidigal de Oliveira—Mr. Alexandre Vidigal de Oliveira holds a PhD in Law with a degree from abroad (UC3M) and validation by the University of Brasília-UnB. He studied Corporate Law at Fundação Getúlio Vargas, obtaining the highest mark of approval. He is Secretary of Geology, Mining and Mineral Transformation of the Ministry of Mines and Energy, since 01/26/2019. He was Federal Judge from 1991 to 2019, having served as magistrate in the Federal Court in RS, PR, MT and Brasília, and worked predominantly in the areas of Constitutional, Administrative, Tax, Criminal and Social Security Law. He has excellence in solving topics of high complexity in the public-private relationship, notably in regulation, control, inspection, bidding and contracts, tax, environmental and functional integrity issues, having published articles and also lecture and participation. He has carried out several academic-professional qualification courses and, lately, has dedicated studies to the subject of corporate integrity, mainly in the context of Law 12.846 / 13 (“Anti-Corruption Law”), including lecturing and publishing articles about it. He was a member of the sample preparation bank for magistrature competitions, the Public Prosecutor’s Office, public advocacy and OAB. He was professor of Constitutional Law and professor in Training Courses for Federal Judges and Attorneys of the Republic. In the areas of public management he was Director of the Federal Justice Forum in Mato Grosso and Brasília, and in the latter he also acted as Coordinator of the Conciliation Center and member of the Center for Intelligence for the Resolution of Lawsuits. Non-independent Board Member according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945 / 2016, the Rules of Procedure of the Highlight Program on State Governance of B3 and the Listing Rules of Level 2 of Corporate Governance.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

FISCAL COUNCIL

Marisete Fátima Dadald Pereira—Mrs. Marisete Pereira has been a member of the Fiscal Council of Petrobras since 2011, and currently holds the position of Executive Secretary of the Ministry of Mines and Energy, a governmental entity, since August 2006, where she has held the position of head of the Special Advisory for Economic Affairs, from August 2006 to December 2018 and special adviser to the Minister of Mines and Energy from August 2005 to July 2006. His main professional experiences include: (i) Superintendent of the Economic and Financial Department of Eletrosul Centrais Elétricas SA from 1987 to 2005; and (ii) Accounting and Tax Specialist of the Accounting and Fiscal Counsel David Rafael Blochtein, accounting advisory company, from 1973 to 1987. She is an accountant, graduated from the Vale do Rio dos Sinos University, and holds a postgraduate degree in Accounting University of the Vale do Itajaí; in Auditing and in Economic Sciences by the Federal University of Santa Catarina. Member of Eletrobras, Eletronorte, from May 2016 to April 2018.

Agnes Maria de Aragão da Costa—Mrs. Agnes is Head of the Special Advisory on Regulatory Matters, with special emphasis on Energy and Mining Economies. She has been working for MME for 14 years, formulating public policy recommendations and monitoring the results of these policies. She holds a bachelor’s degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and a master’s degree in Energy from the University of São Paulo (USP). Federal public employee of the career of Specialist of Public Policies and Governmental Management. She has been a member of the Fiscal Council of Eletrobras since 2015 and has been Chairperson since 2017. She has been an alternate member of Fiscal Council of Petrobras since 2015. She was a member of the Board of Directors of CEAL and CEPISA.

Eduardo Cesar Pasa—Mr. Eduardo Pasa is an accountant and holds a master’s degree in Accounting Sciences from USP—Economy, Administration and Accounting School (FEA), in 2003; undergraduate in Accounting Sciences from UniCEUB—Brasília, in 1995, with a Lato Sensu Specialization in Accounting Sciences by FGV—School of Postgraduation in Economics (EPGE), in 1997. He is currently Executive Officer/General Accountant at Banco do Brasil. He was General Manager/General Accountant of Banco do Brasil between March 2009 and April 2015. He was also the Executive Manager of the Bank’s Accounting Unit between June 2007 and March 2009. Fiscal Council member of the following institutions: Febraban, Banks Union, Fenaban and IBCB, as of September 2009; and Vale S.A., as of April 2017; and Brasilprev (Alternate), as of April 2017. Participated in the Controlling Committee of Vale S.A., from 2014 to 2017. He was a Board Member of CTX Participações, from 2008 to 2010. He was a Fiscal Council member of the following institutions: Eletrobras—2015 to 2017; BB Tecnologia e Serviços—2008 to 2015; Banco Votorantim—2009 to 2015; Caixa de Assistência dos Empregados do Banco do Brasil S.A.—CASSI—2010 to 2014; Previ—2006 to 2010; BB Turismo—2002 to 2008; Cateno—2016 to 2017; Previ Deliberative Board—2010 to 2018.

Jairez Elói de Sousa Paulista—Mr. Jairez Paulista holds a dregree in business administrattion and is currently General Coordinator of Strategic Planning, Supervision and Management Evaluation of the Ministry of Mines and Energy. He was Head of the Special Advisory for Strategic Affairs—Alternate, of the Executive Secretariat of the Ministry of Mines and Energy; Special Advisor to the Minister of State for Mines and Energy—MME.

José Franco Medeiros de Morais—Mr. José Franco holds a dregree in economy and is currently Subsecretary of Public Debt of the National Treasury. He was a Consultant in Public Debt Management, Capital Markets and Fiscal Risks of the World Bank and the IMF between the years of 2008 and 2015. He holds a degree, a master’s degree and a Ph.D. in Economics from the University of Brasília. He was Professor of Economics and Finance at IBMEC-DF, FGVDF, ESAF-DF, Integrated Colleges of the Planalto Central. José Franco was a member of the fiscal councils of the following companies: Engepron (2006 to 2008), BB BI (2012 to 2014), BB Administradora de Cartões (2008 to 2012), BB DTVM (2014 to 2017), TERRACAP (2016 to 2017) and BNDESPar (2017 and 2018).

Gildenora Batista Dantas Milhomem—Mr. Gildenora Milhomem is a Federal Auditor of Finance and Control of the National Treasury Secretariat since February 8, 1994. Holds a bachelor of Science in Accounting, completed in 1988; Postgraduate in Public Administration—CIPAD, level of specialization—EBAPE / Fundação Getúlio Vargas, completed in 2007. Subsecretary of Public Accounting—SECRETARIA DO TESOURO NACIONAL, from 03/06/15 to the present. Member of the Advising Group of Brazilian Accounting Standards Technical of the Public Sector (GA NBC TSP), of the Federal Accounting Council, as representative of the National Treasury Secretariat, from 2015 to the present date; Chairman of the Board of Directors of the Assefaz Foundation (2016 to 2019); Member of the Fiscal Council of the Empresa Gestora de Ativos—EMGEA, as representative of the National Treasury Department (2015 to 2017); Member of the Fiscal Council of the Brazilian Petroleum and Natural Gas Administration Company S.A- PréSal Petróleo S.A- PPSA, as representative of the National Treasury Department (2015 to 2018).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer